Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

(212) 735-3000
Fax:  (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-3859

EMAIL ADDRESS
Veronica.Castillo@SKADDEN.COM

November 24, 2010
VIA EDGAR
Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Gabelli Natural Resources, Gold & Income Trust (File Nos. 333-152424; 811-22216)

Dear Ms. Hatch:

The Gabelli Natural Resources, Gold & Income Trust (the "Fund") has authorized us to make the following responses to the comments in your letter dated October 22, 2010 to Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (the "Registration Statement").  Your comments are set forth below in bold font and our response follows each respective comment.

Response Letter

1.
We respectfully disagree with your response to comment 2 concerning the Fund's 80% policy, and we reiterate our earlier comment that the disclosure should state clearly that the Fund will invest at least 80% of its assets in securities of companies principally engaged in the natural resources and gold industries.  See Frequently Asked Questions about Rule 35d-1 (December 4, 2001) concerning a fund that uses the term "income" in its name (Question 9).

The disclosure has been revised to show that the Fund will invest at least 80% of its assets in securities of companies principally engaged in the natural resources and gold industries.  References to the Fund investing at least 80% of its assets in "income producing securities" were removed from the investment objective portions of the Prospectus and the Statement of Additional Information.  The Fund, however, maintains that its primary objective is to provide a high level of current income.

Prospectus

Investment Objective and Policies

2.
The disclosure states, "To meet the objective of providing a high level of current income, the Fund will invest in equity securities, convertible securities and other securities." Please explain how investing in equity securities, convertible securities and other securities will meet the Fund's objective of providing a high level of current income.

The disclosure has been revised as follows:

To meet the objective of providing a high level of current income, the Fund intends to invest in income producing securities such as equity securities, convertible securities and other securities and earn short-term gains from a strategy of writing covered call options on equity securities in its portfolio.  The Fund will seek dividend income through investments in equity securities such as common stock or convertible preferred stock.  The Fund will seek interest income through investments in convertible or corporate bonds.

Similarly, the Fund's investment objective has been revised as follows:

The Fund's primary investment objective is to provide a high level of current income from interest, dividends and option premiums.

3.
Later in this section, the disclosure states, "The Fund intends to meet its objective of earning a high level of income with option premiums by carefully researching and overseeing its covered call strategy." Please explain to us the apparent inconsistency between this statement and the statement quoted in comment 2 above.  In addition, as previously noted in the earlier comment letter, premiums received by selling options do not generate income.  Premiums received by selling options result in either a gain or loss to the Fund.  Please rephrase the above quoted statement eliminating the reference to earning a high level of income with option premiums.

The disclosure has been revised as follows:

As part of its investment strategy, the Fund intends to provide current income from short-term gains earned through an option strategy which will normally consist of writing (selling) call options on equity securities in its portfolio ("covered calls"), but may, in amounts up to 15% of the Fund's assets, consist of writing uncovered call options on securities not held by the Fund and indices comprised of Natural Resource Companies or Gold Companies or exchange-traded funds comprised of such issuers and writing put options on securities of Natural Resource Companies or Gold Companies.

      The revised disclosure in response to this comment 3 and the revised disclosure in response to comment 2 above have eliminated the inconsistency noted in the previous disclosure.

Although option premiums are treated as giving rise to gain or loss under generally accepted accounting principles and for tax purposes, this does not mean such premiums are not income.  In fact, gain generated from option premiums is also characterized as income in the Investment Company Act of 1940, as amended (the "1940 Act"), ordinary parlance and the Internal Revenue Code.  Section 19(a)(1) of the 1940 Act, for example, contains the phrase, "Such company's accumulated undistributed net income … not including profits or losses realized upon the sale of securities or other properties."

According to the Merriam-Webster Dictionary, income is defined as, "a gain or recurrent benefit usually measured in money that derives from capital or labor."  Similarly, Webster's 1913 Dictionary defines income as:

That gain which proceeds from labor, business, property, or capital of any kind, as the produce of a farm, the rent of houses, the proceeds of professional business, the profits of commerce or of occupation, or the interest of money or stock in funds, etc.; revenue; receipts; salary; especially, the annual receipts of a private person, or a corporation, from property; as, a large income.

The Internal Revenue Code's definition of gross income includes "gains derived from dealings in property" (26 U.S.C. § 61 (2010)), while the Internal Revenue Services' Form 1120 for corporations specifically includes short-term capital gains as a line item for "income."  More specifically, short-term gain, such as will be generated by the Fund's option writing program, is a component of "investment company taxable income" under I.R.C. § 852(b)(2).

Accordingly, while we have revised the disclosure to make clear that the Fund's objective of providing a high level of current income includes short-term gains from option premiums, we do not believe it would be accurate to exclude profit from the option writing program from current income for this purpose.

4.
In this section and throughout the registration statement the Fund's investment objective is not consistent.  In some instances it is stated as "providing a high level of current income." In others it is stated as "earning a high level of income." Please ensure that the Fund's investment objective is consistent throughout the registration statement.

The disclosure has been revised to consistently show that the Fund's investment objective is to provide a high level of current income from interest, dividends and option premiums.

Distributions and Dividends

5.
The disclosure states, "Various factors will affect the level of the Fund's income, such as its asset mix, and use of covered call strategies." Please rephrase this statement since the use of covered call strategies will affect the Fund's gains and losses but not its income.

The disclosure has been revised as follows: "Various factors will affect the level of the Fund's investment company taxable income, such as its asset mix, and use of covered call strategies."

Risk Factors and Special Considerations

6.
Under the heading "Emerging Markets Risk," the disclosure states, "The Fund may invest without limit in securities of issuers whose primary operations or principal trading market is in an emerging market." Please include a discussion of investing in emerging markets in the investment strategy section.

We respectfully point to the emerging markets related discussion found under the sub-heading "Certain Investment Practices – Emerging Markets" within the Investment Objective and Policies section of the Prospectus.  Within the section "Certain Investment Practices – Gold Industry Concentrations" (which is located immediately above the sub-heading "Certain Investment Practices – Emerging Markets") there is also discussion of the Fund investing in the securities of foreign issuers, including those located in emerging markets.  We believe such discussions accurately cover the Fund's strategy of investing in emerging markets.

7.
Under the heading "Swaps," the disclosure states, "The fund may enter into total rate of return, credit default or other types of swaps and related derivatives for the purpose of hedging and risk management." If this is a principal strategy of the Fund, please include a discussion of investing in swaps in the investment strategy section.

The Fund's strategy of investing in total rate of return, credit default or other types of swaps and related derivatives for the purpose of hedging and risk management is not a principal strategy of the Fund.

Summary of Fund Expenses

8.	Please include the line items for "Interest Payment on Borrowed Funds" and "Acquired Fund Fees and Expenses" in the fee table, if applicable.

The line items for "Interest Payment on Borrowed Funds" and "Acquired Fund Fees and Expenses" are not applicable to the Fund and have therefore not been added to the fee table.

Investment Objective and Policies

9.
Under this heading there are numerous references to the Fund earning income from its option writing strategy.  The following are a few examples: (1) "[T]he Fund intends to earn income through an option strategy of writing (selling) covered call options"; (2) "When the Fund sells a covered call option, it receives income in the form of the premium paid"; and (3) "The Investment Adviser normally will consider the following factors...the ability of the Fund to earn income from writing covered call options on such securities." Please rewrite this section and eliminate all references to earning income from an option writing strategy.

The disclosure has been revised to indicate that the Fund will generate current income from short-term gains from its option writing strategy.

Management of the Fund

10.
Pursuant to Item 9(b)(4) of Form N-2, please include a statement that a discussion regarding the basis for the Board of Directors approving the investment advisory contract will be available in the Fund's annual or semiannual report (whichever is applicable).

The disclosure has been revised to show that a discussion related to the approval of the Fund's investment advisory agreement will be available in the Fund's annual or semi-annual report to shareholders after the Fund commences operations.

Net Asset Value

11.	Please include a discussion of how options will be valued.

The Net Asset Value section of the Registration Statement has been revised to include a discussion on how options will be valued.  Options are valued using market quotations.  When market quotations are not readily available, options are valued from broker quotes.  In limited circumstances when neither market quotations nor broker quotes are readily available, options are valued using a Black-Scholes model.

GENERAL

12.
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Duly noted.

13.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

            The Fund has not submitted nor does the Fund expect to submit an exemptive application or no-action request in connection with its Registration Statement.

14.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

            The Fund has responded to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.

15.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Duly noted.  A letter containing the above requested acknowledgments shall be filed at the time the Fund requests effectiveness.

If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-3859 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Veronica Castillo, Esq.